EXHIBIT 99.1

CNEY Entered into Warrant Inducement Agreements with Certain Holders

LISHUI, China, December 5, 2024 /PRNewswire/ -- CN Energy Group. Inc. (NASDAQ: CNEY) (“CNEY” or the “Company”) today announced that it entered into Warrant Inducement Agreements with certain holders (each, a “Holder”) of the Company's existing ordinary share purchase warrants issued in January 2023 (the “Existing Warrants”), covering up to an aggregate of 6,576,278 class A ordinary shares of the Company, no par value (the “Ordinary Shares”), pursuant to which (i) the exercise price of the Existing Warrants will be reduced from $1.4529 per share to $0.32 per share (the “Reduced Exercise Price”) to the extent exercised by each Holder, and (ii) in exchange for each Holder’s cash payment of the Reduced Exercise Price of the Existing Warrants in part or whole, the Company will issue new unregistered ordinary share purchase warrants (the “New Warrants”), to incentivize the Holders to exercise the Existing Warrants in cash. The New Warrants will be immediately exercisable upon issuance, have an exercise price of $0.32 and will expire January 5, 2028. The Holders will have until January 5, 2025 to exercise such Existing Warrants at the Reduced Exercise Price and receive New Warrants.

The issuance of the Existing Warrants and the issuance of the Ordinary Shares upon exercise thereof have been registered on a registration statement previously filed with and declared effective by the Securities and Exchange Commission. The Company also agreed to file a registration statement covering the resale of the Ordinary Shares issued or issuable upon the exercise of the New Warrants (the “Warrant Shares”). The New Warrants and Warrant Shares were offered in reliance upon the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended. As of December 4, 2024, the Company had 8,218,764 Class A ordinary shares issued and outstanding.

Aegis Capital Corp. is acting as the exclusive placement agent for the offering.

About CN Energy Group. Inc.

CN Energy Group. Inc. is currently listed on NASDAQ under the symbol "CNEY." With patented proprietary bioengineering and physiochemical technologies, CNEY has pioneered and specialized in producing high-quality recyclable activated carbon and renewable energy from abandoned forest and agricultural residues, converting harmful wastes into invaluable wealth and delivering significant financial, economic, environmental and ecologic benefits. CNEY's products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. For more information, please visit the Company's website at www.cneny.com.

Forward-Looking Statements

Certain statements, other than statements of historical facts, made in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the further spread of the COVID-19 virus or new variants thereof, or the occurrence of another wave of cases and the impact it may have on the Company's operations and the demand for the Company's products, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial conditions, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will, ” “expect, ” “anticipate, ” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to refer to its filings with SEC, including without limitation, Company's registration statements and other filings with the SEC that set forth certain risks and uncertainties that may have an impact on future results and directions of the Company.

Contact:

Investor Relations

Tel:+86-571-87555823

Email: ir@cneny.com

SOURCE CN Energy Group. Inc.